Exhibit 99.1

Announcement pursuant to Article 5(1)(a) of Regulation (EU) No. 596/2014 in conjunction with Article 2(1) of Delegated Regulation (EU) No. 2016/1052

Hamburg, 6 November 2025 – The management board of Evotec SE (Frankfurt Stock Exchange, ISIN: DE0005664809 and Nasdaq, ISIN: US30050E1055) resolved on 6 November 2025 to implement a share repurchase program.

During the period from 7 November 2025 until 17 December 2025, it is intended to acquire up to 290,000 Evotec shares at a total purchase price of up to EUR 3,000,000 excluding incidental acquisition costs. The acquisition will be effected exclusively via electronic trading on the Frankfurt Stock Exchange (Xetra).

The management board makes use of the authorization to acquire treasury shares as provided for in Section 71(1) No. 2 German Stock Corporation Act (AktG). The shares repurchased under the program shall, after their acquisition by the company, be converted into American Depositary Shares (ADS). These ADS shall be used exclusively to fulfil corresponding obligations under an employee share programme and shall be issued only to individuals who are or were employed by the company or an affiliated company.

The repurchase will be carried out in accordance with the safe harbour provisions of Article 5 of Regulation (EU) No. 596/2014 in conjunction with the provisions of Delegated Regulation (EU) No. 2016/1052 and in compliance with the requirements of Rule 10b5-1(c)(1)(i) paragraphs (A) and (B) under the U.S. Securities Exchange Act of 1934.

The repurchase will be carried out on behalf of Evotec SE by an independent credit institution. The credit institution makes its decisions on the timing of the acquisition of Evotec SE shares independently and uninfluenced by Evotec SE in accordance with Article 4(2)(b) of Delegated Regulation (EU) No. 2016/1052.

The share buyback will be carried out in accordance with the trading conditions set out in Article 3 of Delegated Regulation (EU) No. 2016/1052. The transactions related to the share repurchase program will be duly disclosed in a manner complying with the requirements of Article 5(3) of Regulation (EU) No. 596/2014 in conjunction with Article 2(2) and (3) of Delegated Regulation (EU) No. 2016/1052, no later than the end of the seventh trading day following their execution. Furthermore, Evotec SE will publish the disclosed transactions on the company’s website at www.evotec.com in the section “Investor Relations & News” and ensure that the information remains publicly accessible for at least five years from the date of disclosure.

The Management Board of Evotec SE may terminate, suspend, and resume the share repurchase program at any time in compliance with applicable legal requirements.

Evotec SE

The Management Board